1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 14, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR

OFFSHORE NON-RESIDENT ENTERPRISE HOLDERS OF H SHARES IN

RESPECT OF THE PROPOSED 2008 FINAL DIVIDEND

Pursuant to the relevant PRC laws and regulations, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the 2008 final dividend to offshore non-resident enterprise holders of H shares of the Company.

Shareholders of the Company should read this announcement carefully.

Reference is made to the annual results announcement of Yanzhou Coal Mining Company Limited (the “Company”) for the year ended 31 December 2008 dated 24 April 2009 whereby the board of directors of the Company (the “Board”) resolved to recommend, subject to the approval by the shareholders of the Company, a final dividend of RMB0.40 per share (tax inclusive). Holders of H shares of the Company (“H Shares”) whose names appear on the Company’s H share register of members on 26 May 2009 will be entitled to receive the final dividend, if approved by the shareholders of the Company at the 2008 annual general meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (collectively, the “Enterprise Income Tax Law”) and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (the “Notice”), all implemented in 2008, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the final dividend to non-resident enterprise shareholders whose names appear on the H share register of members of the Company.

Any H Shares registered in the name of non-individual shareholders, including HKSCC nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and the Company will distribute the final dividend to such non-individual shareholders after withholding enterprise income tax of 10%. Any natural person shareholder whose H Shares are registered under the name of any such non-individual shareholders and who does not wish to have any enterprise income tax to be withheld by the Company may consider transferring the legal title of the relevant H Shares into his or her name and duly lodge all transfer documents with the relevant H Share certificates with the Company’s H share registrar no later than 4:30 p.m. on Tuesday, 26 May 2009 for registration. The 10% enterprise income tax will not be withheld from the final dividend payable to any natural person shareholders whose names appear on the H share register of members of the Company.

In order to determine the list of holders of H Shares who are entitled to receive the final dividend, the H share register of members of the Company will be closed from Wednesday, 27 May 2009 to Thursday, 25 June 2009, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. In order for a holder of H Shares to be qualified for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s H share registrar, Hong Kong Registrars Limited, at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 26 May 2009 for registration.

The Company will strictly comply with the Enterprise Income Tax Law and the Notice to withhold for payment of enterprise income tax. After the withholding and payment of non-resident enterprise income tax by the Company, any enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the relevant laws, regulations or treaties may itself apply to the competent tax authority for a tax refund pursuant to the provisions of applicable laws, regulations or treaties. The Company will have no liability in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

14 May 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310